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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                                    000-26076
                                                                 ---------------
                                                                 SEC FILE NUMBER

                                                                    829226109

                                                                  CUSIP NUMBER
                                  (CHECK ONE):

       [X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form
                       10-Q and Form 10-QSB [ ] Form N-SAR
                       For Period Ended: December 31,2000

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                      For the Transition Period Ended: N/A

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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Item 14. Financial Statements of Acrodyne Communications, Inc., an unconsolidated subsidiary of the Registrant.


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PART I - REGISTRANT INFORMATION

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Full name of Registrant: Sinclair Broadcast Group, Inc.

Former Name if Applicable:  N/A

Address of Principal Executive Office (STREET AND NUMBER): 10706 Beaver Dam Road

City, State and Zip Code:  Cockeysville, Maryland 21030
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PART II - RULES 12b-25 (b) AND (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]         (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]         (b)   The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]         (c)   The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Annual Report on Form 10-K for the fiscal year ended December 31, 2000 (the "Form 10-K") cannot be filed in its entirety within the prescribed period due to the delay in the Registrant's ability to collect the financial statements of an unconsolidated subsidiary, Acrodyne Communications, Inc. ("Acrodyne"). Acrodyne is an unconsolidated subsidiary of the Registrant and is therefore not a controlled subsidiary. Accordingly, the Registrant was unable to cause Acrodyne to file its audited financial statements in a timely manner. Acrodyne has filed a 12b-25 as they were unable to complete and file their Form 10-KSB within the prescribed period (see attached document). Acrodyne is expected to file their Form 10-KSB as soon as practicable, however, their audited financial statements are expected to be available within the fifteenth calendar day following the prescribed due date, which will then allow the Registrant to file the necessary remaining portion of its Form 10-K.


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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         DAVID B. AMY              (410)                  568-1500
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             (Name)             (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                  [X] Yes     [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                  [ ] Yes     [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         Sinclair Broadcast Group, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 2, 2001               By:       /s/ David B. Amy
                                      ------------------------------------------
                                    Name: David B. Amy
                                    Title:  Executive Vice President,
                                            Chief Financial Officer


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